June 20, 2023

Pearlyne Paulemon

David Link

Jeffrey Lewis

Robert Telewicz

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re: Tenaya Group, Inc.

Amendment No. 1 to Form 10-12G

Filed April 27, 2023

File No. 000-56524

Dear Ms. Paulemon:

Form 10-12G/A filed April 27, 2023

Item 5. Directors and Executive Officers, page 13

1. We note your response to prior comment number 7. Please revise to indicate the principal business conducted by Hutton Private Finance. Also revise to address Mr. Arenal's work with Lucent Inc. which is another blank check company where he is an officer and director of the company and also the company's majority shareholder.

Additional disclosure added including Lucent, Inc.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

2. We note your response to comment number 9. Please revise to include the disclosure required by Item 404(a)(5) of Regulation S-K. Also revise your disclosure to identify the officer who loaned the company $8,215.

Required information added.

3. Please revise to address the potential conflicts of interest with Steve Arenal’s involvement with Lucent, Inc.

Discussion added related to Lucent, Inc. including disclosure that the first company to clear the SEC gets priority in selecting acquisition candidates.  (In this case Lucent)

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer